                                                    ----------------------------
                                                               Filed Pursuant to
                                                                  Rule 424(b)(3)
                                                      Registration No. 333-55376
                                                    ----------------------------



PROSPECTUS



                              DATED APRIL 13, 2001


                                [PEREGRINE LOGO]


                            PEREGRINE SYSTEMS, INC.
                                  $270,000,000
                 5 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2007
                                      AND
             THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES



    We issued the notes in private placements in November 2000 and December 2000. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes.



    The notes are convertible after 90 days following the original issue date and prior to maturity at an initial conversion price of $25.00 per share, subject to adjustment. We will pay interest on the notes on May 15 and November 15 of each year, beginning on May 15, 2001.



    We may redeem the notes on or after November 18, 2003 at the redemption prices set forth in this prospectus, plus accrued and unpaid interest, if the closing price of our common stock has exceeded 140% of the conversion price for a specified period of time before the redemption notice. In addition, holders may require us to repurchase the notes upon a change in control.



    Our common stock is traded on the Nasdaq National Market under the symbol "PRGN." On April 12, 2001, the reported last sales price of our common stock was $22.32 per share.


                            ------------------------


    THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE 'RISK FACTORS' BEGINNING ON PAGE 6.


                            ------------------------


    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                    This prospectus is dated April 13, 2001

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY RESALE OF OUR NOTES OR COMMON STOCK.

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Where You Can Find More Information About Peregrine.........      2
Forward-Looking Statements..................................      3
Prospectus Summary..........................................      4
Recent Developments.........................................      5
Risk Factors................................................      7
Use of Proceeds.............................................     22
Ratio of Earnings to Fixed Charges..........................     22
Description of Notes........................................     23
Description of Peregrine Capital Stock......................     39
United States Federal Income Tax Considerations.............     41
Selling Securityholders.....................................     44
Plan of Distribution........................................     48
Legal Matters...............................................     49
Experts.....................................................     49


    UNLESS STATED OTHERWISE, REFERENCES IN THIS PROSPECTUS TO "PEREGRINE," "WE," "US," OR "OUR" REFER TO PEREGRINE SYSTEMS, INC., A DELAWARE CORPORATION, AND ITS SUBSIDIARIES.

    WE MAINTAIN A WEBSITE AT WWW.PEREGRINE.COM. INFORMATION CONTAINED ON OUR WEBSITE DOES NOT CONSTITUTE PART OF THIS PROSPECTUS.

    EACH TRADEMARK, TRADE NAME OR SERVICE MARK OF ANY OTHER COMPANY APPEARING IN THIS PROSPECTUS BELONGS TO ITS HOLDER.

              WHERE YOU CAN FIND MORE INFORMATION ABOUT PEREGRINE


    We have filed annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements, and other information we file with the SEC. The address of the SEC's website is http://www.sec.gov. Certain of the documents that we file with the SEC can also be accessed through our website at http://www.peregrine.com.


    The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or Exchange Act, prior to the termination of this offering. This prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference are:

    1.  Our Annual Report on Form 10-K for the fiscal year ended March 31, 2000.


    2. Our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2000, September 30, 2000 and December 31, 2000.


    3. The amendment to our Current Report on Form 8-K/A, filed on May 22, 2000, relating to our acquisition of Telco Research Corporation.

    4. Our Current Report on Form 8-K, filed on June 29, 2000, relating to our acquisition of Harbinger Corporation.

    5. Our Current Reports on Form 8-K, filed November 3, 2000, November 13, 2000 and November 14, 2000, relating to our sale of convertible subordinated notes.

    6. Our Current Report on Form 8-K, filed November 3, 2000, relating to updates to various disclosure items previously made under the Securities Exchange Act.

    7. Our Current Report on Form 8-K, filed December 11, 2000, relating to our acquisition of the Tivoli Service Desk suite of products from Tivoli Systems, Inc.


    8. Our Current Report on Form 8-K, filed March 30, 2000, relating to our entering into a merger agreement with Extricity, Inc.



    9. The description of the common stock contained in our registration statement on Form 8-A, filed with the SEC on March 7, 1997 under
       Section 12(g) of the Exchange Act.


    You may request, and we will provide, a copy of these filings, including any exhibits to such filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Peregrine Systems, Inc., 3611 Valley Centre Drive, San Diego, California 92130, telephone number (858) 481-5000.

                           FORWARD-LOOKING STATEMENTS


    This prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "estimates" and similar expressions are intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important facts that could cause our actual results to differ materially from those expressed or implied by these forward-looking statements, including statements under the caption "Risk Factors." Please review these risk factors carefully. In addition, please review the sections captioned "Factors That May Affect Future Results" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended
March 31, 2000, our quarterly reports on Form 10-Q for the fiscal quarters ended June 30, 2000, September 30, 2000, and December 31, 2000 and the similarly captioned sections of our future 10-K and 10-Q filings. In connection with forward-looking statements which appear in these disclosures, you should carefully consider the factors set forth in this prospectus under "Risk Factors," beginning on page 6, and under the caption "Factors That May Affect Future Results" in the "Management's Discussion and Analysis" section of any subsequent annual or quarterly report we file with the SEC.

                               PROSPECTUS SUMMARY

    BECAUSE THIS IS A SUMMARY, IT MAY NOT CONTAIN ALL INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING OUR FINANCIAL STATEMENTS AND THE RISKS OF INVESTING IN OUR NOTES DISCUSSED UNDER "RISK FACTORS," BEGINNING ON PAGE 6, BEFORE MAKING AN INVESTMENT DECISION.

                                   PEREGRINE

    Peregrine is a leading global provider of infrastructure resource management applications, employee self-service solutions and e-commerce technologies and services. We offer software products, services and enabling technologies that permit large and medium-sized businesses to manage the acquisition, use, maintenance and disposition of the various infrastructure assets used by these businesses and by their employees. Our solutions are intended to make our customers more competitive in their markets by optimizing the procurement and availability of their assets and increasing the productivity of their employees. We believe our products can result in more efficient deployment of capital and other resources and can lower the costs of operating and maintaining organizational infrastructure assets. Peregrine markets its products through two groups:

    - the infrastructure management group, which consists of products and services representing our traditional infrastructure management business and employee self-service products, and

    - the e-markets group, which provides business-to-business software products and creates and manages web-based catalogs and vertical exchange markets for production supplies and commodities.

    Our infrastructure management group provides software, technologies and services to manage the procurement, maintenance, and disposition of infrastructure assets throughout their life cycles. We offer management solutions for diverse categories of business assets, including technology equipment and systems, telecommunication networks, corporate vehicle fleets and physical plant and facilities. Our products offer complete life-cycle management of infrastructure assets. At the beginning of the cycle, we offer technologies and services that enable buyers and sellers of infrastructure assets to purchase and sell assets electronically over the Internet. Once an asset has been made available for automated purchase or lease, we then automate and facilitate the management and maintenance of the asset as well as its ultimate disposition. In addition, our employee self-service applications offer individual employees direct access to the resources, help, information, or infrastructure they require.

    Our e-markets group provides business-to-business software products and solutions to facilitate the processes of selling and purchasing direct goods used in the manufacture of finished products. Specifically, our e-markets group provides e-commerce connectivity and data transformation solutions, creates and manages web-based catalogs of supplies and materials, and maintains and hosts vertical exchange markets for supply and commodity markets in the automotive, energy, industrial component and retail/distribution industries.

    Our principal executive offices are located at 3611 Valley Centre Drive, San Diego, California 92130. Our telephone number at that address is
(858) 481-5000. We have offices in the metropolitan areas of most major cities in the United States and Canada. In addition, we have international sales offices in the metropolitan areas of Amsterdam, Copenhagen, Dublin, Frankfurt, London, Milan, Munich, Paris, Singapore, Sydney and Tokyo.

                              RECENT DEVELOPMENTS



    On March 11, 2001, Peregrine and Extricity, Inc., a provider of business-to-business relationship management software, entered into an agreement and plan of reorganization pursuant to which Peregrine will acquire Extricity in a stock-for-stock transaction. The acquisition will be accounted for under the purchase method of accounting. Peregrine will issue 9,200,000 shares of Peregrine common stock for all outstanding Extricity capital stock and all outstanding options, warrants and other rights to purchase Extricity capital stock. The shares of Peregrine's common stock, and the options and warrants to purchase shares of Peregrine common stock, that may be issued in connection with the merger will not be registered under the Securities Act of 1933 but will be issued in reliance upon the exemption contained in Section 3(a)(10) of the Securities Act. In connection with the proposed merger, Extricity will solicit approval of the merger and related matters from its stockholders by a special stockholder meeting to be held on April 20, 2001.

                                  THE OFFERING

    The following is a brief summary of some of the terms of the notes offered for resale in this prospectus. For a more complete description of the terms of the notes, see "Description of Notes" in this prospectus.

Securities Offered.................................  $270,000,000 aggregate principal amount of
                                                     5 1/2% convertible subordinated notes due 2007.

Maturity Date......................................  November 15, 2007.

Interest Payment Dates.............................  May 15 and November 15 of each year, beginning
                                                     May 15, 2001.

Conversion Rights..................................  You may convert your notes at any time after 90 days following the original issue date of the
                                                     notes and prior to maturity at a conversion
                                                     price of $25.00 per share, subject to adjustment
                                                     as set forth under "Description of
                                                     Notes--Conversion Rights."

Sinking Fund.......................................  None.

Optional Redemption................................  We may redeem the notes at any time on or after
                                                     November 18, 2003 at specified prices, plus
                                                     accrued and unpaid interest, if the closing
                                                     price of our common stock for 20 trading days,
                                                     within a period of 30 consecutive trading days
                                                     ending on the trading day before the date of
                                                     mailing of the redemption notice, exceeds 140%
                                                     of the conversion price of the notes.

Change in Control..................................  In the event of some types of change in control transactions, we must offer to repurchase the
                                                     convertible notes at the prices listed in
                                                     "Description of Notes--Right to Require Purchase
                                                     of the Notes upon a Change in Control."

Ranking............................................  The notes are unsecured and rank junior to our senior debt as that term is defined in
                                                     "Description of Notes--Subordination." The notes
                                                     will be effectively subordinated to all existing
                                                     and future indebtedness and other liabilities of
                                                     our subsidiaries. Neither we nor our
                                                     subsidiaries are restricted under the indenture
                                                     from incurring additional debt.

Use of Proceeds....................................  We will not receive any of the proceeds of the resale of the notes or common stock issuable
                                                     upon conversion by the selling stockholders.

                                  RISK FACTORS


    You should read the "Risk Factors" section beginning on page 7 of this prospectus so that you understand the risks associated with an investment in the notes or the common stock into which the notes are convertible.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS ARE CAUTIONED THAT THE STATEMENTS MADE IN THIS PROSPECTUS OR IN DOCUMENTS INCORPORATED BY REFERENCE MAY, TO THE EXTENT THEY ARE NOT DESCRIPTIONS OF HISTORICAL FACTS, BE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED BECAUSE OF A NUMBER OF FACTORS, INCLUDING THOSE IDENTIFIED HEREIN UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS OR IN DOCUMENTS WE HAVE INCORPORATED BY REFERENCE IN THIS PROSPECTUS.


WE HAVE A HISTORY OF LOSSES AND CANNOT ASSURE THAT WE WILL BE PROFITABLE IN THE FUTURE ON AN OPERATING BASIS OR OTHERWISE.



    We have incurred substantial losses in recent years, and predicting our future operating results is difficult. If we continue to incur losses, if our revenues decline or grow at a slower rate, or if our expenses increase without commensurate increases in revenues, our operating results will suffer and the price of our common stock may fall. Through December 31, 2000, we had recorded cumulative net losses of approximately $326.6 million, including approximately $428.1 million related to the write-off of acquired in-process research and development and the amortization of goodwill and other intangible assets in connection with a series of acquisitions completed since late 1997. We have incurred, and expect to continue to incur, substantial expenses associated with the amortization of intangible assets. In addition, we do not believe recent revenue growth rates are sustainable in the future or indicative of future growth rates. If our revenue growth rates slow or our revenues decline, our operating results could be seriously impaired because many of our expenses are fixed and cannot be easily or quickly changed.



OUR REVENUES VARY SIGNIFICANTLY FROM QUARTER-TO-QUARTER FOR NUMEROUS REASONS BEYOND OUR CONTROL. QUARTER-TO-QUARTER VARIATIONS COULD RESULT IN A SUBSTANTIAL DECREASE IN OUR STOCK PRICE IF OUR REVENUES OR OPERATING RESULTS ARE LESS THAN MARKET ANALYSTS ANTICIPATE.



    Our revenues or operating results in a given quarter could be substantially less than anticipated by market analysts, which could result in a substantial decline in our stock price. In addition, quarter-to-quarter variations could create uncertainty about the direction or progress of our business, which could also result in a decline in the price of our common stock. Our revenues and operating results will vary from quarter to quarter for many reasons beyond our control. As a result, our quarterly revenues and operating results are not predictable with any significant degree of accuracy.



OUR QUARTERLY REVENUES AND REVENUE GROWTH ARE INCREASINGLY DEPENDENT ON A SMALL NUMBER OF LARGE LICENSE TRANSACTIONS.



    Our revenues in a given quarter could be adversely affected if we are unable to complete one or more large license agreements, if the completion of a large license agreement is delayed, or if the contract terms were to prevent us from recognizing revenue during that quarter.



    Our revenue growth in recent periods has been attributable in part to an increase in the number of large license transactions we completed in a given period. We expect our reliance on these large transactions to continue for the foreseeable future. If we are unable to complete a large license transaction by the end of a particular quarter, our revenues and operating results could be materially below the expectations of market analysts, and our stock price could fall. In particular, our dependence on a few relatively large license transactions could have a material adverse effect on our quarterly revenues or revenue growth rates to the extent we are unable to complete a large license transaction because a large prospective customer determines to reduce its capital investments in technology in response to slowing economic growth, budget constraints, or for any other reason.



    In addition, when negotiating large software licenses, many customers time their negotiations until quarter-end in an effort to improve their ability to negotiate more favorable pricing terms. As a result, we recognize a substantial portion of our revenues in the last month or weeks of a quarter, and license revenues in a given quarter depend substantially on orders booked during the last month or weeks of a quarter.



OUR REVENUE GROWTH MAY BE AFFECTED IF OUR PARTNERS ARE UNSUCCESSFUL IN SELLING OUR PRODUCTS OR IF WE ARE UNSUCCESSFUL IN ADDING NEW PARTNERS.



    Many of our transactions are sourced, developed, and closed through our strategic and distribution partners, including resellers and system integrators. If the number or size of these partner-influenced transactions were to decrease for any reason, our revenue growth rates and operating results could be could be materially and adversely affected. If our sales through these indirect channels, or to new distributors, resellers, or strategic partners, were to decrease in a given quarter, our total revenues and operating results could be harmed. Sales through indirect channels, including distributors, third party resellers, and system integrators, represent a significant percentage of our total sales, and this percentage has increased in recent periods. We expect this trend to continue in the future. As a result, we could experience a shortfall in our revenues, or a substantial decline in our rate of revenue growth, if sales through these channels were to decrease or were to increase at a slower rate than recently experienced. We have less ability to manage sales through indirect channels, relative to direct sales, and less visibility about our channel partners' success in selling our products. As a result, we could experience unforeseen variability in our revenues and operating results for a number of reasons, including the following: inability of our partners to sell our products; a decision by our partners to favor competing products; or inability of our partners to manage the timing of their purchases from us against their sales to end-users, resulting in inventories of unsold licenses held by channel partners.



OUR QUARTERLY REVENUES AND REVENUE GROWTH RATES ARE DEPENDENT ON THE BUDGETING CYCLES AND INVESTMENT CYCLES OF OUR CUSTOMERS.



    Our quarter-to-quarter revenues will depend on customer budgeting cycles. If customers change their budgeting cycles, or reduce their capital spending on technology, our revenues could decline. Many analysts predict substantially slower growth rates for, and potential reductions in, information technology capital investment in 2001. To the extent these projections prove accurate, we expect our quarterly revenues and operating results will be adversely affected.



OUR QUARTERLY REVENUES AND REVENUE GROWTH RATES COULD BE AFFECTED BY NEW PRODUCTS WE ANNOUNCE OR THAT OUR COMPETITORS ANNOUNCE.



    Announcements of new products or releases by us or our competitors could cause customers to delay purchases pending the introduction of the new product or release. In addition, announcements by us or our competitors concerning pricing policies could have an adverse effect on our revenues in a given quarter.



OUR PRODUCTS HAVE DIFFERENT MARGINS, AND CHANGES IN OUR PRODUCT MIX COULD HAVE AN ADVERSE EFFECT ON OUR OPERATING RESULTS.



    Changes in our product mix could adversely affect our operating results because some products provide higher margins than others. For example, margins on software licenses tend to be higher than margins on maintenance and services. Cancellation of licenses, subscription or maintenance agreements. Cancellations of licenses, subscription or maintenance contracts could reduce our revenues and harm our operating results. In particular, our maintenance contracts with customers terminate on an annual basis. Substantial cancellations of maintenance or subscription agreements, or a substantial failure to renew these contracts, would reduce our revenues and harm our operating results.

THE LONG SALES CYCLE FOR OUR PRODUCTS MAY CAUSE SUBSTANTIAL FLUCTUATIONS IN OUR REVENUES AND OPERATING RESULTS.



    Delays in customer orders could result in our revenues being substantially below the expectations of market analysts. Our customers' planning and purchase decisions involve a significant commitment of resources and a lengthy evaluation and product qualification process. As a result, we may incur substantial sales and marketing expenses during a particular period in an effort to obtain orders. If we are unsuccessful in generating offsetting revenues during that period, our revenues and earnings could be substantially reduced, or we could experience a large loss. The sales cycle for our products typically takes six to nine months to complete, and we may experience delays that further extend this period. The length of the sales cycle may be extended beyond six or nine months due to factors over which we have little or no control, including the size of the transaction and the level of competition we encounter. The average size of our transactions has increased in recent periods, and this could have the effect of further extending our sales cycle. During the sales cycle, we typically provide a significant level of education to prospective customers regarding the use and benefits of our products. Any delay in the sales cycle of a large license or a number of smaller licenses could have an adverse effect on our operating results and financial condition.



SEASONAL TRENDS IN SALES OF OUR SOFTWARE PRODUCTS MAY RESULT IN PERIODIC REDUCTIONS IN OUR REVENUES AND IMPAIRMENT OF OUR OPERATING RESULTS.



    Seasonality in our business could result in our revenues in a given period being less than market estimates. Seasonality could also result in quarter-to-quarter decreases in our revenues. In either of these events, seasonality could have an adverse impact on our results of operations. Historically, our revenues and operating results in our December quarter have tended to benefit, relative to our June and September quarters, from purchase decisions made by the large concentration of our customers with calendar year-end budgeting requirements. Our June and September quarters tend to be our weakest. Revenues and operating results in the March quarter have tended to benefit from the efforts of our sales force to meet fiscal year-end sales quotas. Notwithstanding these seasonal factors, other factors, including those identified in this section, could still result in reduced revenues or operating results in our December and March quarters. In addition, these historical patterns may change over time, particularly as our operations become larger and the sources of our revenue change or become more diverse. For example, our international operations have expanded significantly in recent years, particularly in Europe. We also have an international presence in the Pacific Rim and Latin America. We may experience variability in demand associated with seasonal buying patterns in these foreign markets. As an example, our September quarter is typically weaker in part due to the European summer holiday season.



OUR JUNE 2000 ACQUISITION OF HARBINGER CORPORATION MAY REDUCE OUR REVENUE GROWTH RATES AND MAKE PREDICTION OF OUR FUTURE REVENUES AND OPERATING RESULTS MORE DIFFICULT AS WE INTEGRATE OUR BUSINESSES AND ATTEMPT TO FOCUS THE STRATEGIC MODEL OF THE COMBINED COMPANY.



    Harbinger's revenues prior to the acquisition were growing at a substantially slower rate than our revenues, due in large part to declining revenues for Harbinger's legacy electronic commerce software business. If our efforts to refocus Harbinger's business and integrate it with that of Peregrine are not successful, our future revenue growth rates could be substantially less than our historic growth rates, and our future revenues and operating results could be impaired. We have already determined to de-emphasize and discontinue certain businesses of Harbinger that we do not believe are strategic to the combined company. In September 2000, we completed the sale of one of Harbinger's product lines and may determine to sell or discontinue other Harbinger products or businesses in the future. We expect this recent divestiture and any future discontinuations or divestitures to result in revenue reductions that may not be offset by revenues from other sources.

    In October 2000, we announced that we were implementing a strategic segmentation of our business into an infrastructure management group and an e-markets group. Our infrastructure management group focuses principally on the sale of our historic infrastructure management product line together with procurement solutions and technologies acquired from Harbinger that were complementary with or otherwise relevant to managing internal infrastructure assets. Our e-markets group focuses on the acquisition of supplies and materials used in the manufacture and production of finished goods. The e-markets group is comprised substantially of Harbinger's legacy e-commerce software and data transformation businesses as well as web-based supply catalogs and vertical exchange markets for supply and commodity markets in the automotive, energy, industrial component and retail industries.



    We expect the continuing strategic and operational integration of Harbinger into Peregrine will make prediction of our future revenues and operating results particularly difficult because our results of operations in future periods will reflect a substantially different business than the historical businesses of either Peregrine or Harbinger. We may not be able to accurately predict how the combined businesses, or the individual businesses represented by our infrastructure management and e-markets groups, will evolve. In particular, our future revenue and operating results may be adversely affected for a number of reasons resulting from the acquisition and subsequent integration processes, including the following:



    - Revenues for Harbinger's e-commerce software products may continue to decline.



    - Harbinger's web-based supply catalog and vertical supply businesses are still in their early stages, and a sustainable market may not develop for these services as offered by our e-markets group.



    - The businesses associated with our infrastructure management and e-markets groups may be sufficiently distinct that customers perceive no benefit from our combined product offerings, in which case we will not realize the anticipated financial and product synergies of the acquisition.



    - We may experience substantial unanticipated integration costs.



OUR BUSINESS AND OPERATING RESULTS WILL BE HARMED IF WE CANNOT COMPETE EFFECTIVELY AGAINST OTHER COMPANIES IN OUR MARKETS.



    The market for our products is intensely competitive and diverse, and the technologies for our products can change rapidly. New products are introduced frequently and existing products are continually enhanced. We face competition from a number of sources in the markets for our infrastructure resource management, procurement and e-business connectivity solutions.



    - In the markets for our infrastructure resource management and employee self-service software solutions, we face competition from providers of internal help desk software applications for managing information technology service desks, such as Remedy Corporation and Computer Associates; providers of asset management software, including Remedy, MainControl, and Intraware (through its recent acquisition of Janus Technologies); providers of facilities management software, including Archibus, Facilities Information Systems, and Assetworks (a division of CSI-Maximus); providers of transportation management software that competes with our fleet management and rail management software, including Control Software (a division of CSI-Maximus) and Project Software and Development Inc.; information technology and systems management companies such as Tivoli Systems (a division of IBM), Computer Associates, Network Associates, Hewlett-Packard, and Microsoft; numerous start-up and other entrepreneurial companies offering products that compete with the functionality offered by one or more of our infrastructure management products; and the internal information technology departments of those companies with infrastructure management needs.

    - In the markets for employee self-service, including procurement and e-service solutions, we have experienced competition from established competitors in the business-to-business Internet commerce solution market, such as Ariba and CommerceOne, and established providers of enterprise resource planning software that are entering the market for procurement and e-procurement solutions, including Oracle and SAP.



    - In the markets served by our e-commerce enablement technology, we have experienced competition from Sterling Commerce, a division of SBC Communications, and General Electric Exchange Solutions, each a provider of electronic commerce software; Aspect Development, a provider of internet business software solutions; Requisite Technology, a provider of catalog management solutions; and webMethods, a provider of e-commerce enablement software.



    If we cannot compete effectively in our markets by offering products that are comparable in functionality, ease of use and price to those of our competitors, our revenues will decrease, and our operating results will be adversely affected. Many of our current and potential competitors have substantially greater financial, technical, marketing and other resources than we have. As a result, they may be able to devote greater resources than we can to the development, promotion and sale of their products and may be able to respond more quickly to new or emerging technologies and changes in customer needs.



    Additional competition from new entrepreneurial companies or established companies entering our markets could have an adverse effect on our business, revenues and operating results. In addition, alliances among companies that are not currently direct competitors could create new competitors with substantial market presence. Because few barriers to entry exist in the software industry, we anticipate additional competition from new and established companies as well as business alliances. We expect that the software industry will continue to consolidate. In particular, we expect that large software companies will continue to acquire or establish alliances with our smaller competitors, thereby increasing the resources available to these competitors. These new competitors or alliances could rapidly acquire significant market share at our expense.



OUR FUTURE REVENUES AND OPERATING RESULTS MAY BE ADVERSELY AFFECTED IF THE SOFTWARE APPLICATION MARKET CONTINUES TO EVOLVE TOWARD A SUBSCRIPTION-BASED MODEL, WHICH MAY PROVE LESS PROFITABLE FOR US.



    We expect our revenue growth rates and operating results to be adversely affected as customers require us to offer our products under a subscription-based application service provider model. Historically, we have sold our infrastructure management solutions on a perpetual license basis in exchange for an up-front license fee. Customers are increasingly attempting to reduce their up-front capital expenditures by purchasing software applications under a hosted subscription service model. Under the hosted model, the customer subscribes to use an application from the software provider. The application is generally hosted on a server managed by the service provider or a third-party hosting service. We expect that a substantial portion of future revenues generated by our e-markets group will be realized under a subscription model. We also expect that an increasing portion of our infrastructure management group revenues may be represented by subscriptions.



    Under the subscription revenue model, we generally will recognize revenue and receive payment ratably over the term of the customer's subscription. As a result, our rates of revenue growth under a subscription model may be less than our historical rates under a license model. In addition, the price of our services will be fixed at the time of entering into the subscription agreement. If we are unable to adequately predict the costs associated with maintaining and servicing a customer's subscription, then the periodic expenses associated with a subscription may exceed the revenues we recognize for the subscription in the same period, which would adversely affect our operating results.

    In addition, if we are not successful in implementing the subscription revenue model, or if market analysts or investors do not believe that the model is attractive relative to our traditional license model, our business could be impaired, and our stock price could decline dramatically.



IF WE, OR THIRD PARTIES ON WHICH WE WILL RELY, ARE UNABLE TO ADEQUATELY DELIVER OUR INTERNET-BASED APPLICATIONS, OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED.



    We currently use our own servers to deliver our Internet-based products to customers. We intend, however, to engage one or more third parties to provide a full complement of services that will enable us to outsource the delivery of these Internet-based products to our customers. For example, our third-party service providers will manage the application servers, maintain communications equipment, manage the network data centers where our software and data will be stored, and provide client support. If we are unable to adequately deliver our Internet-based applications, we may lose customers or be unable to attract new customers, which would adversely affect our revenues.



    In addition, the third-party service providers that we engage may not deliver adequate support or service to our clients, which may harm our reputation and our business. Because these third-party service providers handle the installation of the computer and communications equipment and software needed for the day-to-day operations of our Internet-based applications, we will be dependent on them to manage, maintain and provide adequate security for customer applications. If our customers experience any delays in response time or performance problems while using our Internet applications, as hosted by a third-party or by us, our customers may perceive the delays as defects with our products and may stop using our applications, which will adversely affect our revenues.



    We have limited experience outsourcing these services and may have difficulty managing this process. We will be required to monitor our third-party service providers to ensure that they perform these services adequately. In addition, if we do not maintain good relations with these third-party service providers, or if they go out of business, they may be unable to perform critical support functions for us. If we were unable to find replacement third-party service providers, we would be required to perform these functions ourselves. We may not be successful in obtaining or performing these services on a timely or cost-effective basis.



IF WE DO NOT RESPOND ADEQUATELY TO OUR INDUSTRY'S EVOLVING TECHNOLOGY STANDARDS, OR DO NOT CONTINUALLY DEVELOP PRODUCTS THAT MEET THE COMPLEX AND EVOLVING NEEDS OF OUR CUSTOMERS, SALES OF OUR PRODUCTS MAY DECREASE.



    As a result of rapid technological change in our industry, our competitive position in existing markets, or in markets we may enter in the future, can be eroded rapidly by product advances and technological changes. We may be unable to improve the performance and features of our products as necessary to respond to these developments. In addition, the life cycles of our products are difficult to estimate. Our growth and future financial performance depend in part on our ability to improve existing products and develop and introduce new products that keep pace with technological advances, meet changing customer needs, and respond to competitive products. Our product development efforts will continue to require substantial investments. In addition, competitive or technological developments may require us to make substantial, unanticipated investments in new products and technologies, and we may not have sufficient resources to make these investments.



IF WE CANNOT ATTRACT AND RETAIN QUALIFIED SALES PERSONNEL, SOFTWARE DEVELOPERS AND CUSTOMER SERVICE PERSONNEL, WE WILL NOT BE ABLE TO SELL AND SUPPORT OUR PRODUCTS.



    Competition for qualified employees is intense, particularly in the technology industry, and we have in the past experienced difficulty recruiting qualified employees. If we are not successful in attracting and retaining qualified sales personnel, software developers and customer service personnel, our revenue growth rates could decrease, or our revenues could decline, and our operating results could be materially harmed. Our products and services require a sophisticated selling effort targeted at several key people within a prospective customer's organization. This process requires the efforts of experienced sales personnel as well as specialized consulting professionals. In addition, the complexity of our products, and issues associated with installing and maintaining them, require highly-trained customer service and support personnel. We intend to hire a significant number of these personnel in the future and train them in the use of our products. We believe our success will depend in large part on our ability to attract and retain these key employees.



OUR BUSINESS COULD BE HARMED IF WE LOST THE SERVICES OF ONE OR MORE MEMBERS OF OUR SENIOR MANAGEMENT TEAM.



    The loss of the services of one or more of our executive officers or key employees, or the decision of one or more of these individuals to join a competitor, could adversely affect our business and harm our operating results and financial condition. Our success depends to a significant extent on the continued service of our senior management and other key sales, consulting, technical and marketing personnel. None of our senior management is bound by an employment or non-competition agreement. We do not maintain key man life insurance on any of our employees.



IF WE FAIL TO MANAGE EXPANSION EFFECTIVELY, THIS WILL PLACE A SIGNIFICANT STRAIN ON OUR MANAGEMENT AND OPERATIONAL RESOURCES.



    Our recent growth rates, together with integration of numerous acquisitions, have placed a significant strain on our management and operational resources. We have expanded the size and geographic scope of our operations rapidly in recent years, both internally and through acquisitions, and intend to continue to expand in order to pursue market opportunities that our management believes are attractive. Our customer relationships could be strained if we are unable to devote sufficient resources to them as a result of our growth, which could have an adverse effect on our future revenues and operating results.



SYSTEM MANAGEMENT COMPANIES MAY ACQUIRE INFRASTRUCTURE MANAGEMENT AND/OR HELP DESK SOFTWARE COMPANIES AND CLOSE THEIR SYSTEMS TO OUR PRODUCTS, HARMING OUR ABILITY TO SELL OUR PRODUCTS.



    If large system management providers close their systems to our products, our revenues and operating results would be seriously harmed. Our ability to sell our products depends in large part on their compatibility with and support by providers of system management products, including Tivoli, Computer Associates, and Hewlett-Packard. These large, established providers of system management products and services may decide to close their systems to competing vendors like us. They may also decide to bundle the products that compete with our products with other products for enterprise licenses for promotional purposes or as part of a long-term pricing strategy. If that were to happen, our ability to sell our products could be adversely affected. Increased competition may result from acquisitions of help desk and other infrastructure management software vendors by system management companies. Increased competition could result in price reductions, reductions in our gross margins, or reductions in our market share. Any of these events would adversely affect our business and operating results.



WE MAY BE UNABLE TO EXPAND OUR BUSINESS AND INCREASE OUR REVENUES IF WE ARE UNABLE TO EXPAND OUR DISTRIBUTION CHANNELS.



    If we are unable to expand our distribution channels effectively, our business, revenues and operating results could be harmed. In particular, we will need to expand our direct sales force and establish relationships with additional system integrators, resellers and other third party channel partners who market and sell our products. If we cannot establish these relationships, or if our channel partners are unable to market our products effectively or provide cost-effective customer support and service, our revenues and operating results will be harmed. Even where we are successful in establishing a new third-party relationship, our agreement with the third party may not be exclusive. As a result, our partner may carry competing product lines.



IF WE ARE UNABLE TO EXPAND OUR BUSINESS INTERNATIONALLY, OUR BUSINESS, REVENUES AND OPERATING RESULTS COULD BE HARMED.



    In order to grow our business, increase our revenues, and improve our operating results, we believe we must continue to expand internationally. If we expend substantial resources pursuing an international strategy and are not successful, our revenues will be less than our management or market analysts anticipate, and our operating results will suffer. International revenues represented approximately 36.0% of our business in each of fiscal 1998 and 1999 and approximately 41.0% of our business in fiscal 2000. We have several international sales offices in Europe as well as offices in Japan, Singapore and Australia. International expansion will require significant management attention and financial resources, and we may not be successful expanding our international operations. We have limited experience in developing local language versions of our products or in marketing our products to international customers. We may not be able to successfully translate, market, sell, and deliver our products internationally.



CONDUCTING BUSINESS INTERNATIONALLY POSES RISKS THAT COULD AFFECT OUR FINANCIAL RESULTS.



    Even if we are successful in expanding our operations internationally, conducting business outside North America poses many risks that could adversely affect our operating results. In particular, we may experience gains and losses resulting from fluctuations in currency exchange rates, for which hedging activities may not adequately protect us. Moreover, exchange rate risks can have an adverse effect on our ability to sell our products in foreign markets. Where we sell our products in U.S. dollars, our sales could be adversely affected by declines in foreign currencies relative to the dollar, thereby making our products more expensive in local currencies. Where we sell our products in local currencies, we could be competitively unable to change our prices to reflect exchange rate changes. In recent periods, for example, our revenues in Europe have been adversely affected by the decline in the value of the Euro and its component currencies relative to the U.S. dollar.



    Additional risks we face in conducting business internationally include the following:



    - longer payment cycles;



    - difficulties in staffing and managing international operations;



    - problems in collecting accounts receivable; and



    - the adverse effects of tariffs, duties, price controls or other restrictions that impair trade.



OUR REVENUES, OPERATING RESULTS, AND STOCK PRICE COULD BE ADVERSELY AFFECTED IF WE WERE UNABLE TO CONDUCT OUR BUSINESS. IN PARTICULAR, OUR ADMINISTRATIVE FACILITIES AND PRINCIPAL BUSINESS OPERATIONS ARE LOCATED IN CALIFORNIA, AND ANY DISRUPTION IN THE AVAILABLE POWER SUPPLY IN CALIFORNIA COULD DISRUPT OUR OPERATIONS, REDUCE OUR REVENUES, AND INCREASE OUR EXPENSES.



    Our operations, and those of third parties on which we rely, are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. A substantial portion of our operating activities and facilities, including our headquarters and principal administrative facilities, are located in the State of California. California is in the midst of an energy crisis that could interrupt our power supply or that of our third-party service providers and thereby disrupt our operations and increase our expenses. In the event of an acute power shortage, California has implemented, and may in the future continue to implement, rolling blackouts throughout the state. In the event these blackouts continue or increase in severity, they could disrupt the operations of one or more of our facilities. We currently do not have back-up generators or alternate sources of power in the event of a blackout, and our current insurance does not provide coverage for any damages we or our customers may suffer as a result of any interruption in our power supply. We are, however, in the process of installing back-up generators and developing a plan to permit us to continue to operate critical functions based in California. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at our facilities. Any interruption in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operations.



    In addition, the utility deregulation program instituted in 1996 by the California government deregulated wholesale prices while continuing to regulate the retail prices charged by the electrical utilities. While wholesale prices have increased dramatically, retail prices have, until recently, not increased at comparable rates. Our business is substantially dependent on the availability and price of electricity. If retail electricity prices rise dramatically, we expect our expenses will increase, our operating results will be harmed, and our stock price could fall.



WE MAY EXPERIENCE INTEGRATION OR OTHER PROBLEMS WITH NEW ACQUISITIONS, WHICH COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS OR RESULTS OF OPERATIONS. NEW ACQUISITIONS COULD DILUTE THE INTERESTS OF EXISTING STOCKHOLDERS, AND THE ANNOUNCEMENT OF NEW ACQUISITIONS COULD RESULT IN A DECLINE IN THE PRICE OF OUR COMMON STOCK.



    In addition to the acquisition of Harbinger, we have made a number of acquisitions of businesses and technologies over the last three years. We are frequently in formal or informal discussions with potential acquisition candidates. Accordingly, we may in the future make acquisitions of, or large investments in, businesses that offer products, services and technologies that we believe would complement our products or services. We may also make acquisitions of or investments in businesses that we believe could expand our distribution channels. Even though we announce an acquisition, however, we may not be able to complete it. Any future acquisition or substantial investment would present numerous risks. The following are examples of these risks:



    - difficulty in combining the technology, operations or work force of the acquired business;



    - disruption of our on-going business;



    - difficulty in realizing the potential financial or strategic benefits of the transaction;



    - difficulty in maintaining uniform standards, controls, procedures and policies;



    - possible impairment of relationships with employees and customers as a result of any integration of new businesses and management personnel;



    - impairment of assets related to resulting goodwill, and reductions in our future operating results from amortization of goodwill and other intangible assets.



    We expect that future acquisitions could provide for consideration to be paid in cash, shares of our common stock, or a combination of cash and our common stock. If the consideration for the transaction were paid in common stock, this would further dilute our existing stockholders. Any amortization of goodwill or other assets resulting from the acquisition could materially impair our operating results and financial condition. If an acquisition were to take place, the risks described above could materially and adversely affect our business and operating results.

HARBINGER AND SOME OF ITS FORMER OFFICERS AND DIRECTORS ARE DEFENDANTS IN SHAREHOLDER LITIGATION FOR WHICH HARBINGER IS NOT INSURED. THE OUTCOME OF THIS LITIGATION, IF DETERMINED ADVERSELY TO HARBINGER, COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION.



    In September 1999, a complaint was filed against Harbinger and some of its current and former officers and directors in the United States District Court for the Northern District of Georgia. The complaint alleges that the defendants misrepresented or omitted material facts in violation of federal securities laws. An amended complaint was filed in March 2000, expanding upon the allegations of the initial complaint by, among other things, alleging accounting improprieties. The complaints relate to actions by Harbinger during the period from February 1998 to October 1998. Harbinger did not maintain directors' and officers' liability insurance during this period. As a result, we are not insured with respect to any potential liability of Harbinger or any officer or director of Harbinger. Harbinger was, however, obligated under agreements with each of its officers and directors to indemnify them for the costs incurred in connection with defending themselves against this litigation and is obligated to indemnify them to the maximum extent permitted under applicable law if they are held liable. In connection with the acquisition, we agreed to honor these contractual arrangements.



    In October 2000, we entered into an agreement in principle to settle this class action lawsuit. If the settlement is finalized and approved by the court, we will be required to make an aggregate cash payment of $2.25 million to a class of former shareholders of Harbinger in exchange for dismissal of all claims against Harbinger. Although the parties to the litigation have agreed in principle to this settlement, final settlement is subject to further documentation, various contingencies, and approval by the court. The court may not approve the settlement. If the court does not approve the settlement, the plaintiffs in the lawsuit may proceed with their claims, without prejudice. It is also possible that if the settlement is approved by the court, claims could be pursued by class members who opt out of the class settlement by filing appropriate notices with the court. If the litigation were to continue to proceed, we could be required to spend substantial sums in an effort to litigate this matter. Continued litigation would be likely to result in a diversion of management's time and attention away from business operations. If the litigation were decided adversely to Harbinger, or we agree in the future to settle this litigation for a substantial sum as a result of failure to obtain court approval of the pending settlement or for any other reason, our financial condition and results of operations could be materially and adversely affected.



OUR OUTSTANDING INDEBTEDNESS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION, AND WE MAY INCUR SUBSTANTIALLY MORE DEBT.



    As of the date of this prospectus, we have approximately $270 million of indebtedness outstanding, consisting principally of our 5 1/2% convertible subordinated notes due 2007. Our indebtedness could adversely affect our results of operations and financial condition. For example, our results of operations will be adversely affected by approximately $14.85 million in annual interest expenses, payable semi-annually. In addition, our indebtedness could:



    - increase our vulnerability to general adverse economic and industry conditions;



    - limit our ability to obtain additional financing;



    - limit our flexibility in planning for, or reacting to, changes in our business and the industry; and



    - place us at a competitive disadvantage relative to our competitors with less debt.



    Our indebtedness will require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of the cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes.

    We may incur substantial additional debt in the future. The terms of our existing indebtedness does not, and future indebtedness may not, prohibit us from doing so. If new debt is added to our current levels, the related risks described above could intensify.



WE MAY HAVE INSUFFICIENT CASH FLOW TO MEET OUR DEBT SERVICE OBLIGATIONS.



    We will be required to generate cash sufficient to pay all amounts due on our outstanding indebtedness and to conduct our business operations. We have incurred net losses, and we may not be able to cover our anticipated debt service obligations. This may materially hinder our ability to make payments on our indebtedness. Our ability to meet our future debt service obligations will be dependent upon our future operating performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.


THE NOTES ARE SUBORDINATED TO OUR SENIOR DEBT.

    The notes are unsecured and subordinated in right or payment to all our senior debt. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default, and in specific other events, our assets will be available to pay obligations on the notes only after all senior debt has been paid in full in cash. We may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. We are not prohibited or limited from incurring additional debt under the indenture. Our ability to pay our obligations under the notes could be adversely affected if we incur additional debt. We currently have a $20 million credit facility. Borrowings under this credit facility will constitute senior debt. As of December 31, 2000, we had no outstanding borrowings under this credit facility and had no indebtedness that would have constituted senior debt to which the notes would have been subordinated in right of payment. We anticipate that from time to time we will incur additional indebtedness.

WE CONDUCT A SUBSTANTIAL PORTION OF OUR OPERATIONS THROUGH OUR SUBSIDIARIES, WHICH MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON THE NOTES.

    We conduct a substantial portion of our operations through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

    Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

    Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. These subsidiaries have in the past and may in the future incur additional debt and liabilities, such as trade payables and inter-company obligations.

WE MAY NOT BE ABLE TO REPURCHASE THE NOTES IN THE EVENT OF A CHANGE IN CONTROL.

    You may require us to repurchase all of your notes in the event of some types of change in control transactions. We may not have sufficient funds at the time of the change in control to repurchase the notes.


    We will use our available cash or cash generated from operating activities or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity to repurchase the notes in the event of a change in control. We may not, however, have sufficient funds to repurchase the notes tendered. Our existing credit line with commercial banks prohibits us from engaging in a change in control transaction without their consent. Any future credit facilities, or other agreements relating to our indebtedness or indebtedness of our subsidiaries, may contain similar prohibitions.


THERE IS NO CURRENT MARKET FOR THE NOTES, AND IT IS UNCERTAIN WHETHER AN ACTIVE TRADING MARKET WILL DEVELOP.

    There is no established trading market for the notes. The initial purchasers in the private placement have told us that they intend to make a market in the notes. However, the initial purchasers may cease their market-making at any time. Accordingly, there can be no assurance that a market for the notes will develop or, if developed, that it will be maintained. Furthermore, if a market were to develop, the market price for the notes may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and performance or prospects for companies in our industry.

WE RETAIN BROAD DISCRETION IN USING THE NET PROCEEDS WE RECEIVED FROM THE INITIAL SALE OF THE NOTES WHICH MAY RESULT IN DECISIONS THAT NEGATIVELY AFFECT THE MARKET PRICE OF THE NOTES AND OUR COMMON STOCK.

    We retain a significant amount of discretion over the application of the net proceeds we received from the notes offering, as well as over the timing and nature of our expenditures. The allocation of proceeds we received from the notes offering could have a negative effect on the trading prices of the notes or our common stock.


IF IMMIGRATION LAWS LIMIT OUR ABILITY TO RECRUIT AND EMPLOY SKILLED TECHNICAL PROFESSIONALS FROM OTHER COUNTRIES, OUR BUSINESS AND OPERATING RESULTS COULD BE HARMED.



    Limitations under United States immigration laws could prevent us from recruiting skilled technical personnel from foreign countries, which could harm our business if we do not have sufficient personnel to develop new products and respond to technological changes. This inability to hire technical personnel could lead to future decreases in our revenues, or decreases in our revenue growth rates, either of which would adversely affect our operating results. Because of severe shortages for qualified technical personnel in the United States, many companies, including Peregrine, have recruited engineers and other technical personnel from foreign countries. Foreign computer professionals such as those we have employed typically become eligible for employment in the United States by obtaining a nonimmigrant visa. The number of nonimmigrant visas is limited annually by federal immigration laws. In recent years, despite increases in the number of available visas, the annual allocation has been exhausted well before year-end.



WE HAVE MADE SUBSTANTIAL CAPITAL COMMITMENTS THAT COULD HAVE AN ADVERSE EFFECT ON OUR OPERATING RESULTS AND FINANCIAL CONDITION IF OUR BUSINESS DOES NOT GROW.



    We have made substantial capital commitments as a result of recent growth in our business that could seriously harm our financial condition if our business does not grow and we do not have adequate resources to satisfy our obligations. In June 1999, we entered into a series of leases providing us with approximately 540,000 square feet of office space and an option to lease 118,000 square feet for our headquarters in San Diego, California. Even excluding the exercise of the option, the leases require a minimum aggregate lease payment of approximately $119.3 million over the twelve year term of the leases. The office space (including the option) relates to a five building campus. We have relocated our San Diego operations to three of these buildings and intend for the present time to sublease the remaining two buildings. The capital commitments, construction oversight, and movement of personnel and facilities involved in a transaction of this type and magnitude present numerous risks, including:



    - failure to properly estimate the future growth of our business;



    - inability to sublease excess office space if we overestimate future growth;



    - disruption of operations; and



    - inability to match fixed lease payments with fluctuating revenues, which could impair our earnings or result in losses.



PRODUCT DEVELOPMENT DELAYS COULD HARM OUR COMPETITIVE POSITION AND REDUCE OUR REVENUES.



    If we experience significant product development delays, our position in the market would be harmed, and our revenues could be substantially reduced, which would adversely affect our operating results. We have experienced product development delays in the past and may experience delays in the future. In particular, we may experience product development delays associated with the integration of recently acquired products and technologies. Delays may occur for many reasons, including an inability to hire sufficient number of developers, discovery of software bugs and errors, or a failure of our current or future products to conform to industry requirements.



ERRORS OR OTHER SOFTWARE BUGS IN OUR PRODUCTS COULD RESULT IN SIGNIFICANT EXPENDITURES TO REMEDY OR CORRECT THE ERRORS OR BUGS AND COULD RESULT IN PRODUCT LIABILITY CLAIMS.



    If we were required to expend significant amounts to correct software bugs or errors, our revenues could be harmed as a result of an inability to deliver the product, and our operating results could be impaired as we incur additional costs without offsetting revenues. Errors can be detected at any point in a product's life cycle. We have experienced errors in the past that resulted in delays in product shipment and increased costs. Discovery of errors could result in any of the following:



    - loss of or delay in revenues and loss of customers or market share;



    - failure to achieve market acceptance;



    - diversion of development resources and increased development expenses;



    - increased service and warranty costs;



    - legal actions by our customers; and



    - increased insurance costs.



    If we were held liable for damages incurred as a result of our products, our operating results could be significantly impaired. Our license agreements with our customers typically contain provisions designed to limit exposure to potential product liability claims. These limitations may not be effective under the laws of some jurisdictions, however. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risks of these claims.

WE COULD BE COMPETITIVELY DISADVANTAGED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY.



    If we fail to adequately protect our proprietary rights, competitors could offer similar products relying on technologies we developed, potentially harming our competitive position and decreasing our revenues. We attempt to protect our intellectual property rights by limiting access to the distribution of our software, documentation, and other proprietary information and by relying on a combination of patent, copyright, trademark, and trade secret laws. In addition, we enter into confidentiality agreements with our employees and certain customers, vendors, and strategic partners. In some circumstances, however, we may, if required by a business relationship, provide our licensees with access to our data model and other proprietary information underlying our licensed applications.



    Despite precautions that we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. Policing unauthorized use of software is difficult, and some foreign laws do not protect proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others, any of which could adversely affect our revenues and operating results.



IF WE BECOME INVOLVED IN AN INTELLECTUAL PROPERTY DISPUTE, WE MAY INCUR SIGNIFICANT EXPENSES OR MAY BE REQUIRED TO CEASE SELLING OUR PRODUCTS, WHICH WOULD SUBSTANTIALLY IMPAIR OUR REVENUES AND OPERATING RESULTS.



    In recent years, there has been significant litigation in the United States involving intellectual property rights, including rights of companies in the software industry. Intellectual property claims against us, and any resulting lawsuit, may result in our incurring significant expenses and could subject us to significant liability for damages and invalidate what we currently believe are our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and could divert management's time and attention. Any potential intellectual property litigation against us could also force us to do one or more of the following:



    - cease selling, incorporating or using products or services that incorporate the infringed intellectual property;



    - obtain from the holder of the infringed intellectual property a license to sell or use the relevant technology, which license may not be available on acceptable terms, if at all;



    - redesign those products or services that incorporate the disputed technology, which could result in substantial unanticipated development expenses.



    If we are subject to a successful claim of infringement and we fail to develop non-infringing technology or license the infringed technology on acceptable terms and on a timely basis, our revenues could decline or our expenses could increase.



    We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could also result in significant expense and the diversion of technical and management personnel's attention.



CONTROL BY OUR OFFICERS AND DIRECTORS MAY LIMIT OUR STOCKHOLDERS' ABILITY TO INFLUENCE MATTERS REQUIRING STOCKHOLDER APPROVAL AND COULD DELAY OR PREVENT A CHANGE IN CONTROL, WHICH COULD PREVENT OUR STOCKHOLDERS FROM REALIZING A PREMIUM IN THE MARKET PRICE OF THEIR COMMON STOCK.



    The concentration of ownership of our common stock by our officers and directors could delay or prevent a change in control or discourage a potential acquirer from attempting to obtain control of

Peregrine. This could cause the market price of our common stock to fall or prevent our stockholders from realizing a premium in the market price in the event of an acquisition.



WE COULD EXPERIENCE LOSSES AS A RESULT OF OUR STRATEGIC INVESTMENTS.



    If our strategic investments in other companies are not successful, we could incur losses. We have made and expect to continue to make minority investments in companies with businesses or technologies that we consider to be complementary with our business or technologies. These investments have generally been made by issuing shares of our common stock or, to a lesser extent, by paying cash. Many of these investments are in companies whose operations are not yet sufficient to establish them as profitable concerns. Adverse changes in market conditions or poor operating results of underlying investments could result in our incurring losses or our being unable to recover the carrying value of our investments.



PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY DISCOURAGE POTENTIAL ACQUISITION BIDS FOR PEREGRINE AND MAY PREVENT CHANGES IN OUR MANAGEMENT THAT STOCKHOLDERS OTHERWISE WOULD APPROVE.



    Some provisions of our charter documents eliminate the right of stockholders to act by written consent without a meeting and impose specific procedures for nominating directors and submitting proposals for consideration at a stockholder meeting. These provisions are intended to increase the likelihood of continuity and stability in the composition of our board of directors and the policies established by the board of directors. These provisions also discourage some types of transactions, which may involve an actual or threatened change of control. These provisions are designed to reduce Peregrine's vulnerability to an unsolicited acquisition proposal. As a result, these provisions could discourage potential acquisition proposals and could delay or prevent a change of control transaction. These provisions are also intended to discourage common tactics that may be used in proxy fights. As a result, they could have the effect of discouraging third parties from making tender offers for our shares. These provisions may prevent the market price of our common stock from reflecting the effects of actual or rumored take-over attempts. These provisions may also prevent changes in our management.



    Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the price, rights, preference, privileges, and restrictions of this preferred stock without any further vote or action by our stockholders. The issuance of preferred stock allows us to have flexibility in connection with possible acquisitions and for other corporate purposes. The issuance of preferred stock, however, may delay or prevent a change in control transaction. As a result, the market price of our common stock and other rights of holders of our common stock may be adversely affected, including the loss of voting control to others.



OUR STOCK PRICE HAS BEEN AND IS LIKELY TO CONTINUE TO BE HIGHLY VOLATILE, WHICH MAY MAKE THE COMMON STOCK DIFFICULT TO RESELL AT ATTRACTIVE TIMES AND PRICES.



    The trading price of our common stock has been and is likely to be highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:



    - actual or anticipated variations in our quarterly operating results;



    - announcements of technological innovations;



    - new products or services offered by us or our competitors;



    - changes in financial estimates by securities analysts;



    - conditions or trends in the software industry generally or specifically in the markets for infrastructure management or e-business connectivity solutions;

    - changes in the economic performance and/or market valuations of our competitors and the software industry in general;



    - announcements by us or our competitors of significant contracts, changes in pricing policies, acquisitions, strategic partnerships, joint ventures or capital commitments;



    - adoption of industry standards and the inclusion of our technology in, or compatibility of our technology with, the standards;



    - adverse or unfavorable publicity regarding us or our products;



    - our loss of a major customer;



    - additions or departures of key personnel;



    - sales of our common stock in the public market; and



    - other events or factors that may be beyond our control.



    In addition, the stock markets in general, and in particular the markets for securities of technology and software companies, have experienced extreme price and volume volatility and a significant cumulative decline in recent months. This volatility has affected many companies irrespective of or disproportionately to the operating performance of these companies. These broad market and industry factors can materially and adversely affect the market price of our common stock, regardless of our actual operating performance.


                                USE OF PROCEEDS

    We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                            NINE MONTHS ENDED
                                                 FISCAL YEAR ENDED MARCH 31,                  DECEMBER 31,
                                     ----------------------------------------------------   -----------------
                                     2000(2)    1999(2)      1998       1997     1996(2)         2000(2)
                                     --------   --------   --------   --------   --------   -----------------
Ratio of earnings to fixed
  charges(1).......................    --         --        125.8x     11.5x       --              --

------------------------

(1) These ratios are calculated by dividing (i) earnings before taxes adjusted for fixed charges by (ii) fixed charges, which includes interest expense plus capitalized interest.

(2) In the fiscal years ended March 31, 2000, 1999 and 1996, earnings were insufficient to cover fixed charges by $8.6 million, $13.1 million and $4.6 million. For the nine month period ended December 31, 2000, earnings were insufficient to cover fixed charges by $235.7 million.

                              DESCRIPTION OF NOTES

    The notes were issued under the indenture, dated as of November 14, 2000, between us and State Street Bank and Trust Company of California, N.A., as trustee. The following description is a summary of the material provisions of the indenture, the notes and the registration rights agreement. We urge you to read the indenture, the notes and registration rights agreement because they, and not this description, define your rights as holders of these notes. We have filed copies of the indenture and the registration rights agreement as exhibits to this registration statement.

    As used in this "Description of Notes" section, references to Peregrine or "we," "our," or "us," are to Peregrine Systems, Inc. and not to our subsidiaries.

GENERAL

    The notes are unsecured and subordinated to our senior debt (as defined below) as described under "--Subordination." The notes are convertible into our common stock as described under "--Conversion Rights." The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of senior debt or the issuance or repurchase of our securities. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction by us except to the extent described under "--Right to Require Purchase of Notes upon a Change in Control." The notes are not guaranteed by any of our subsidiaries.

    We conduct a significant amount of our operations through our subsidiaries. To the extent that we need the cash flow of our subsidiaries to meet some of our obligations, including our obligations under the notes, the notes will be effectively subordinated to all existing and future indebtedness and other liabilities and commitments of our subsidiaries with respect to the cash flow and assets of those subsidiaries.

    We issued $270,000,000 of notes in the private placement. The notes mature on November 15, 2007. Interest on the notes accrues at a rate of 5 1/2% per year, payable semiannually on May 15 and November 15, beginning on May 15, 2001. We will make each interest payment to the holders of record of the notes on the immediately preceding May 1 and November 1. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

    The notes are payable both as to principal and interest on presentation of the notes if in certificated form at the offices or agencies we maintain for the purpose within the City and State of New York. However, at our option, we may pay interest by check mailed to you at your address set forth in the note register or, if your are a holder of an aggregate principal amount of at least $5.0 million of notes, if you request, by wire transfer of immediately available funds to an account previously specified in writing by you. Until otherwise designated by us, our office or agency in New York will be the offices of the trustee maintained for the purpose. Except in the limited circumstances described below, the notes are:

    - issued in registered book-entry form, without coupons,

    - in denominations of $1,000 and multiples of $1,000, and

    - represented by one or more global notes.

CONVERSION RIGHTS

    You will have the right, exercisable at any time after 90 days following the original issue date of the note and prior to maturity, to convert your note into shares of our common stock at the conversion price, subject to adjustment as described below, of $25.00 per share. However, if a note is called for redemption, your right to convert the note will terminate at the close of business on the business day immediately preceding the date fixed for redemption, unless we default in making the payment due on the redemption date.

    Except as described in this paragraph, we will not make any payment or other adjustment for accrued interest or dividends on any common stock issued upon conversion of the notes. If any notes are converted during the period after any record date for the payment of an installment of interest but before the next interest payment date, interest on the notes will be paid on the next interest payment date, notwithstanding the conversion, to the holder of record on the record date of those notes. Any notes that are, however, delivered to us for conversion after any record date but before the next interest payment date must, except as described in the next sentence, be accompanied by a payment equal to the interest payable on the interest payment date on the principal amount of notes being converted. We will not require the payment to us described in the preceding sentence if, during that period between a record date and the next interest payment date, a conversion occurs on or after the date that we have issued a redemption notice and prior to the date of redemption. No fractional shares will be issued upon conversion, but we will pay a cash adjustment for any fractional shares.

    We may adjust the conversion price if the following events occur:

       (1) we issue shares of our common stock as a dividend or distribution on our common stock;

       (2) we subdivide or combine our outstanding common stock;

       (3) we issue to substantially all holders of our common stock of rights or warrants to subscribe for or purchase common stock or securities convertible into common stock at a price per share less than the then current market price per share, as defined;

       (4) we distribute shares of our capital stock, evidences of indebtedness or other assets to all holders of common stock, excluding:

           - dividends or distributions listed in (1) above;

           - rights or warrants listed in (2) above; and

           - cash distributions listed in (5) below;

       (5) we distribute, by dividend or otherwise, cash to all holders of our common stock in an aggregate amount that, together with the aggregate of any other distributions of cash that did not trigger a conversion price adjustment to all holders of our common stock within the 12 months preceding the date fixed for determining the stockholders entitled to the distribution and all excess payments in respect of each tender offer or other negotiated transaction by us or any of our subsidiaries for common stock concluded within the preceding
           12 months not triggering a conversion price adjustment, exceeds 10% of our market capitalization;

       (6) we or one of our subsidiaries make an excess payment in respect of a tender offer or other negotiated transaction for our common stock, if the aggregate amount of the excess payment, together with the aggregate amount of cash distributions made within the preceding
           12 months not triggering a conversion price adjustment and all excess payments in respect of each tender offer or other negotiated transaction by us or any of our subsidiaries for common stock concluded within the preceding 12 months not triggering a conversion price adjustment, exceeds 10% of our market capitalization; and

       (7) we distribute to substantially all holders of common stock of rights or warrants to subscribe for securities, other than those referred to in clause (3) above.

    In the event of a distribution to substantially all holders of common stock of rights to subscribe for additional shares of our capital stock other than those referred to in clause (3) above, we may, instead of making any adjustment in the conversion price, make proper provision so that each holder of a note who converts the note after the record date for the distribution and prior to the expiration or redemption of the rights will be entitled to receive upon that conversion, in addition to shares of common stock, an appropriate number of rights.

    No adjustment of the conversion price will be made until cumulative adjustments amount to one percent or more of the conversion price as last adjusted. In addition, if rights, warrants or options expire unexercised, the conversion price will be readjusted to take into account the actual number of warrants, rights or options which were exercised.

    If we reclassify or change our outstanding common stock, or consolidate with or merge into or transfer or lease all or substantially all of our assets to any person, or we are a party to a merger that reclassifies or changes our outstanding common stock, the notes will become convertible into the kind and amount of securities, cash or other assets which the holders of the notes would have owned immediately after the transaction if the holders had converted the notes immediately before the effective date of the transaction.

    "EXCESS PAYMENT" means the excess of:

       - the aggregate of the cash and value of other consideration paid by us or any of our subsidiaries with respect to shares acquired in a tender offer or other negotiated transaction over

       - the market value of the acquired shares after giving effect to the completion of a tender offer or other negotiated transaction.

    "CURRENT MARKET PRICE" per share of common stock on any date is deemed to be the average of the daily closing or last sale prices for the shorter of:

       - 10 consecutive business days ending on the last full trading day on the exchange or market referred to in determining the daily closing or last sale prices prior to the time of determination (as defined in the indenture) or

       - the period commencing on the date next succeeding the first public announcement of the issuance of rights or warrants or distribution through the last full trading day prior to the time of determination.

    "MARKET CAPITALIZATION" means the product of:

       (1) the current market price per share:

           - in the case of a cash dividend or distribution in (5) above, on the date fixed for the determination of stockholders entitled to receive the distribution;

           - in the case of a tender offer or other type of negotiated transaction in (6) above, on the expiration of the tender offer or the consummation of the negotiated transaction;

       (2) multiplied by the number of shares of common stock outstanding on that date.

    We will be permitted to make the reductions in the conversion price as we, in our discretion, determine to be advisable in order that any stock dividend, subdivision of shares, distribution or rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by us to our stockholders will not be taxable to the recipients.

SUBORDINATION

    The notes will be subordinate in right of payment to all of our existing and future senior debt. Neither we nor our subsidiaries are restricted from incurring senior debt or other indebtedness under the indenture. As of December 31, 2000 the notes are subordinated to no senior debt. However, our subsidiaries have incurred indebtedness and other liabilities such as trade payables and inter-company obligations in the past, and may incur such indebtedness and other liabilities in the future, all of which is structurally senior to the notes.

    Our payment on the notes is subordinated in right of payment to the prior payment in full of all of our senior debt. We may not make any payments on the notes, except payments comprised solely of permitted junior securities, if:

       (1) a payment default of designated senior debt occurs and is continuing beyond any applicable period of grace; or

       (2) a non-payment default on any designated senior debt occurs and is continuing that permits the holders of designated senior debt to accelerate its maturity, and the trustee receives a payment blockage notice from us or any other person permitted to give the notice under the indenture.

    We may resume payments and distributions on the notes:

       (1) in the case of a payment default, upon the date on which the default is cured or waived or ceases to exist; and

       (2) in the case of a non-payment default, the earliest of the date on which the non-payment default is cured or waived or ceases to exist or 180 days from the date notice is received, if the maturity of the designated senior debt has not been accelerated.

    Only one payment blockage notice with respect to the same event of default or any other events of default existing or continuing at the time of notice on the same issue of designated senior debt may be given. No new payment blockage period may be commenced by the holders of designated senior debt unless 360 consecutive days have elapsed since the initial effectiveness of the immediately preceding payment blockage notice.

    Upon any distribution of our assets in connection with any dissolution, winding-up, liquidation or reorganization of us or acceleration of the principal amount due on the notes because of any event of default, all senior debt must be paid in full before the holders of the notes are entitled to any payments, except payments comprised solely of permitted junior securities. If the payment of the notes is accelerated because of an event of default, either we or the trustee shall promptly notify the holders of senior debt of the acceleration.

    As a result of these subordination provisions, in the event of our insolvency, holders of the notes may recover ratably less than the holders of our senior debt and our general creditors.

    If the trustee or any holder of notes receives any payment or distribution of our assets of any kind in contravention of any of the terms of the indenture, whether in cash, property or securities, before all senior debt is paid in full, then the payment or distribution will be held by the recipient in trust for the benefit of holders of senior debt. Such payment or distribution held in trust will be immediately paid over or delivered to the holders of senior debt or their representative or representatives to the extent necessary to make payment in full of all senior debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of senior debt.

    The notes are our exclusive obligations. Since a significant amount of our operations are conducted through our subsidiaries, our cash flow and our consequent ability to service debt, including the notes, will depend in part upon the earnings of our subsidiaries and the distribution of those earnings to, or under loans or other payments of funds by those subsidiaries to, us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, will depend upon the earnings of those subsidiaries and are subject to various business considerations.

    Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization and your right to participate in those assets is effectively subordinated to the claims of that subsidiary's creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

    "DESIGNATED SENIOR DEBT" means:

       - indebtedness outstanding under our credit agreement, and

       - our obligations under any particular senior debt expressly provides that the indebtedness shall be designated senior debt for purposes of the indenture.

    "INDEBTEDNESS" means:

       (1) all of our indebtedness, obligations and other liabilities, contingent or otherwise, for borrowed money, including:

           - overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements and any loans or advances from banks, whether or not evidenced by notes or similar instruments; or

           - bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to all of our assets or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

       (2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or banker's acceptances;

       (3) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet, or under other leases for facilities equipment or related assets, whether or not capitalized, entered into or leased for financing purposes, as determined by us;

       (4) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of real property or improvements, or any personal property included as part of any lease, which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a residual value of leased property to the lessor and all of our obligations under the lease or related document to purchase or to cause a third party to purchase the leased property, whether or not the lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles;

       (5) all of our obligations, contingent or otherwise, with respect to an interest rate, currency or other swap, cap, floor or collar agreement, hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

       (6) all of our direct or indirect guarantees or similar agreements to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (5); and

       (7) any indebtedness or other obligations described in clauses
           (1) through (6) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us, regardless of whether the indebtedness or other obligation secured thereby has been assumed by us.

    "PERMITTED JUNIOR SECURITIES" means:

       - shares of stock of any class of Peregrine; or

       - securities of Peregrine that are subordinated in right of payment to all senior debt that may be outstanding at the time of issuance or delivery of the securities to substantially the same extent as, or to a greater extent than, the notes are so subordinated pursuant to the terms of the indenture.

    "SENIOR DEBT" means the principal of, premium, if any, interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness of us, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all of our obligations under the credit agreement. However, senior debt shall not include:

       - indebtedness of or amounts owed by us for compensation to employees, or for goods or materials purchased or for services obtained in the ordinary course of business;

       - our indebtedness to any of our subsidiaries; or

       - our indebtedness that expressly provides that it shall not be senior in right of payment to the notes or expressly provides that it is on the same basis or junior to the notes.

OPTIONAL REDEMPTION OF THE NOTES

    At any time on or after November 18, 2003, we may redeem any portion of the notes, in whole or in part, on at least 30 days but no more than 60 days' notice if the closing price of our common stock for 20 trading days in a period of 30 consecutive trading days ending on the day prior to the mailing of the notice of redemption exceeds 140% of the conversion price of the notes at the following redemption prices, together with accrued and unpaid interest to, but excluding, the redemption date:

REDEMPTION PERIOD                                             REDEMPTION PRICE
-----------------                                             ----------------
November 18, 2003 through November 14, 2004.................       103.14%
November 15, 2004 through November 14, 2005.................       102.36%
November 15, 2005 through November 14, 2006.................       101.57%
November 15, 2006 through November 14, 2007.................       100.79%

and 100% of the principal amount on November 15, 2007.

    If we redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed in multiples of $1,000 by lot, pro rata or any other method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of the notes, the portion selected for redemption will be converted. We may not give notice of any redemption if we have defaulted in payment of interest and the default is continuing.

MANDATORY REDEMPTION

    We are not required to make mandatory redemption or sinking fund payments with respect to the notes. We are required to make an offer to repurchase the notes under the circumstances described under the caption "--Right to Require Purchase of the Notes upon a Change in Control."

RIGHT TO REQUIRE PURCHASE OF THE NOTES UPON A CHANGE IN CONTROL

    If a change in control occurs, each holder of notes may require that we repurchase the holder's notes on the date fixed by us that is no earlier than 30 nor later than 60 days from the date we give notice of the change in control. We will be required to make a change in control offer to repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes on the date of purchase, plus accrued and unpaid interest, if any, to the date of repurchase. We refer to this payment as the change in control payment.

    "CHANGE IN CONTROL" means the occurrence of one or more of the following events:

       (1) we merge with or into any other person, any other person merges into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any transaction pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after the transaction;

       (2) the approval by the holders of capital stock of Peregrine of any plan or proposal for the liquidation or dissolution of Peregrine, whether or not otherwise in compliance with the provisions of the applicable indenture;

       (3) any person or group of related persons, as defined in Section 13(d) of the Exchange Act, shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by Peregrine's issued and outstanding voting stock of, or any successor to, all or substantially all of Peregrine's assets; or

       (4) the first day on which a majority of the members of Peregrine's board of directors are not continuing directors.

    However, a change in control will not be deemed to have occurred if, in the case of a merger or consolidation, all of the consideration, excluding cash payments for fractional shares, in the merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market, or which will be so traded or quoted when issued or exchanged in connection with the change in control, and as a result of the transactions the notes become convertible solely into the common stock.

    We will not be required to make a change in control offer if a third party makes an offer to purchase the notes in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture for the change in control offer that we would otherwise be required to make and that third party purchases all notes validly tendered to it and not withdrawn.

    The definition of change in control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Peregrine and its subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Peregrine and its subsidiaries taken as a whole to another person or group may be uncertain.

    "CONTINUING DIRECTORS" means, as of any date of determination, any member of the board of directors of Peregrine who:

       - was a member of the board of directors on the date of the original issuance of the notes or

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
       - was nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of the board at the time of the nomination or election.

    On or before the 15th day after the change in control, we must mail to the trustee and all holders of the notes a notice of the occurrence of the change in control, stating:

       (1) that the change in control offer is being made under the indenture and that all notes tendered will be accepted for payment;

       (2) the purchase price and the change in control payment date, which will be no earlier than 30 days nor later than 60 days from the date the notice is mailed;

       (3) that interest will continue to accrue on any notes not tendered, as provided in the notes;

       (4) that interest will cease to accrue after the change in control payment date unless we default in the payment of the change in control payment;

       (5) that if you elect to have any notes purchased under a change in control offer, you will be required to surrender the notes, with the form entitled Option of Holder to Elect Purchase on the reverse of the notes completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day preceding the change in control payment date;

       (6) that you will be entitled to withdraw your election if the paying agent receives, not later than the close of business on the business day preceding the change in control payment date, a facsimile transmission or letter setting forth the name of the holder, the principal amount of notes delivered for purchase, and a statement that the holder is withdrawing his election to have the notes purchased; and

       (7) that if your notes are being purchased only in part, you will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered, which unpurchased portion must be equal to $1,000 or a multiple of $1,000 thereof in principal amount.

    We will comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable in connection with the repurchase of the notes in connection with a change in control.

    On the change in control payment date, we will, to the extent lawful,

       (1) accept for payment notes or portions of notes tendered under the change in control offer;

       (2) deposit with the paying agent an amount equal to the change in control payment in respect of all notes or portions of notes tendered; and

       (3) deliver or cause to be delivered to the trustee the notes accepted together with an officers' certificate stating the notes or portions of notes tendered to us.

    The paying agent will promptly mail to each holder of notes accepted, or, if the holder requests, wire transfer immediately available funds to an account previously specified in writing by the holder to us and the paying agent, payment in an amount equal to the purchase price for the notes. The trustee will promptly authenticate and mail to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered. We will publicly announce the results of the change in control offer after the change in control payment date.

    Except as described above with respect to a change in control, the indenture does not contain any other provision that permits the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar restructuring. The change in control offer requirement of the notes may make more difficult or discourage a takeover of us and remove incumbent management. Management has not entered into any agreement or plan involving a change in control. However, it is possible that we would decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into various transactions including acquisitions, refinancings or other recapitalizations that would not constitute a change in control, but that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit ratings.

    Our ability to pay cash to the holders of notes under a change in control offer may be limited by our then existing financial resources and by the subordination provisions of the notes. Our credit agreement contains a prohibition on our ability to make a change of control payment. In addition, any future credit facilities or other agreements relating to our or our subsidiaries' indebtedness may also contain prohibitions or restrictions on our ability to make a change in control payment. In the event a change in control occurs at a time when the prohibitions or restrictions are in effect, we could seek the consent of our lenders to the purchase of notes and other indebtedness containing change of control provisions or could attempt to refinance the borrowings that contain those prohibitions or restrictions. If we do not obtain the consents or repay the borrowings, we will be effectively prohibited from purchasing the notes. In that case, our failure to purchase tendered notes would constitute an event of default with respect to the notes, whether or not the purchase is permitted by the subordination provisions. In addition, the events that constitute a change in control may constitute events of default under our future debt instruments or credit agreements of us or our subsidiaries. Those events of default may permit the lenders under the debt instruments or credit agreements to accelerate the debt and, if that debt is not paid or repurchased, to enforce their security interests in what may be all or substantially all of our assets or the assets of our subsidiaries. As a result, our ability to raise cash to repay or repurchase the notes may be limited.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    We may, without the consent of the holders of any of the notes, consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

    - the resulting or surviving corporation or the successor, transferee or lessee, if other than Peregrine, is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes our obligations under the indenture and the notes by means of a supplemental indenture entered into with the trustee; and

    - after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

    For above purposes, the transfer, by lease, assignment, sale or otherwise, of all or substantially all of the properties and assets of one or more subsidiaries, which properties and assets, if held by us instead of the subsidiary, would constitute all or substantially all of our properties and assets, shall be deemed to be the transfer of all or substantially all of our properties and assets. Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, us under the indenture. Except in the case of a lease, if the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the indenture and the notes.

MODIFICATION AND WAIVER

    The consent of the holders of a majority of the principal amount of outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

       (1) reduce the amount of notes whose holders must consent to an amendment, supplement or waiver;

       (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes, except for repurchases of the notes under the covenant described above under the caption "--Right to Require Purchase of Notes upon a Change in Control;"

       (3) reduce the rate of or change the time for payment or accrual of interest on any note;

       (4) waive a default in the payment of principal of or interest on any notes, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from the acceleration;

       (5) make any note payable in money other than that stated in the notes;

       (6) make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or interest on the notes;

       (7) waive a redemption payment with respect to any note;

       (8) impair the right to convert the notes into common stock;

       (9) modify the conversion or subordination provision of the indenture in a manner adverse to the holders of the notes; or

       (10) make any change in the foregoing amendment and waiver provisions.

    In addition, we and the trustee may amend or supplement the indenture or the notes without the consent of any holder to:

       (1) cure any ambiguity, omission, defect or inconsistency;

       (2) provide for uncertificated notes in addition to or in place of certificated notes;

       (3) provide for the assumption of our obligations to holders of the notes in the case of a merger or consolidation or certain transfers or leases;

       (4) reduce the conversion price;

       (5) make any other change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the indenture of any holder; or

       (6) comply with requirements of the SEC in order to maintain the qualification of the indenture under the Trust Indenture Act.

EVENTS OF DEFAULT

    The following will be events of default under the indenture:

       (1) we default for 30 days in the payment when due of interest on the notes;

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
       (2) we default in the payment of principal of any note when due upon redemption or otherwise;

       (3) we fail to comply for 30 days after notice with any of our obligations under the covenants described under "--Right to Require Purchase of Notes upon a Change in Control" and "--Consolidation, Merger and Sale of Assets," in each case, other than a failure to purchase notes in connection with a change in control offer;

       (4) we fail for 60 days after notice to comply with any of our other covenants and agreements contained in the indenture or the notes;

       (5) we or one of our subsidiaries fail to pay when due principal or interest on indebtedness for money borrowed by us or our subsidiaries the principal amount of which exceeds $20.0 million, or the acceleration of that indebtedness, that is not cured or withdrawn within 15 days after the date of written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the then outstanding notes; and

       (6) certain events of bankruptcy or insolvency with respect to us or any of our subsidiaries that is a significant subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a significant subsidiary.

    If any event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes immediately due and payable. However, if an event of default arises from certain events of bankruptcy, insolvency or reorganization involving Peregrine, all outstanding notes will become due and payable without further action or notice. In addition, if an event of default arises from certain events of bankruptcy, insolvency or reorganization involving one of our significant subsidiaries, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be immediately due and payable. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing default or event of default, except a default or event of default relating to the payment of principal or interest, if it determines that withholding notice is in their interest.

    The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may on behalf of all of the holders waive any existing default or event of default and its consequences under the indenture except a continuing default or event of default in the payment of interest on or the principal of the notes.

    We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying the default or event of default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

    None of our directors, officers, employees, incorporators or shareholders has any liability for any of our obligations under the notes or the indenture. Each holder of the notes by accepting a note waives and releases all liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws. It is the view of the SEC that a waiver of the liabilities is against public policy.

UNCLAIMED MONEY; PRESCRIPTION

    If money deposited with the trustee or paying agent for the payment of principal or interest remains unclaimed for two years, the trustee and the paying agent shall pay the money back to us at our written request. After that, holders of notes entitled to the money must look to us for payment unless an abandoned property law designates another person and all liability of the trustee and the paying agent will cease. Other than as set forth above, the indenture does not provide for any prescription period for the payment of interest and principal on the notes.

BOOK-ENTRY, DELIVERY AND FORM

    Notes sold pursuant to this prospectus may be initially represented by one or more global notes without interest coupons. The global notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company, the DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "--Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

    Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

DEPOSITORY PROCEDURES

    The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

    DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations called participants and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly, called indirect participants. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

    DTC has also advised us that under its procedures:

    (1) upon deposit of the global notes, DTC will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the global notes; and

    (2) ownership of interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC with respect to the participants or by the participants and the indirect participants with respect to other owners of beneficial interest in the global notes.

    Investors in the global notes who are participants in DTC's system may hold their interests directly through DTC. Investors in the global notes who are not participants may hold their interests indirectly through organizations which are participants in the system. All interests in a global note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery of their securities in definitive form. As a result, the ability to transfer beneficial interests in a global note to these persons may be limited. As a result, DTC can act only on behalf of participants, which in turn act on behalf of indirect participants. The ability of a person having beneficial interests in a global note to pledge the interests to persons that do not participate in the DTC system, or otherwise take actions in respect of the interests, may be affected by the lack of a physical certificate evidencing these interests.

    Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "holders" thereof under the indenture for any purpose.

    Payments on a global note registered in the name of DTC or its nominee will be payable to DTC as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. As a result, neither we, the trustee nor any agent of us or the trustee has any responsibility for:

       (1) any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interest in the global notes or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global notes; or

       (2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

    DTC has advised us that its current practice is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on the payment date. Each participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

    Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

    DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given the direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute the notes to its participants.

    DTC is under no obligation to perform or to continue to perform the foregoing procedures, and these procedures may be discontinued at any time. Neither we nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC or its respective participants or indirect participants.

EXCHANGE OF GLOBAL NOTES FOR CERTIFICATED NOTES

    A global note is exchangeable for definitive notes in registered certificated form if:

       (1) DTC notifies us that it is unwilling or unable to continue as depositary for the global notes and we fail to appoint a successor depositary or has ceased to be a clearing agency registered under the Exchange Act;

       (2) we, at our option, notify the trustee in writing that we elect to cause the issuance of the certificated notes; or

       (3) there has occurred and is continuing a default or event of default with respect to the notes.

    In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary.

SAME DAY SETTLEMENT AND PAYMENT

    We will make payments on the global notes by wire transfer of immediately available funds to the accounts specified by the global note holder. We will make all payments on certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no account is specified, by mailing a check to each holder's registered address. The notes represented by the global notes will trade in DTC's Same-Day Funds Settlement System. Any permitted secondary market trading activity in the global notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

TRANSFER AND EXCHANGE

    The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents. In addition, we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

    The registered holder of a note will be treated as the owner of it for all purposes.

CONCERNING THE TRUSTEE

    The indenture contains limitations on the rights of the trustee, should it become a creditor of us, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions. However, if the trustee acquires any conflicting interest it must eliminate the conflict within 90 days, apply to the SEC for permission to continue or resign.

    The holders of the majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee under the indenture, subject to exceptions. If an event of default occurs, which is not cured or waived, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs under the indenture. The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

REGISTRATION RIGHTS

    This prospectus and registration statement have been filed by us to meet our obligations under the registration rights agreement entered into in connection with the initial private placement of the notes.

    Pursuant to the registration rights agreement, we have agreed for the benefit of the holders of the notes and the underlying common stock that:

       - we will use commercially reasonable efforts to file, at our cost, within 90 days after the closing of the sale of the notes a shelf registration statement with the SEC with respect to resales of the notes and the underlying common stock;

       - we will use commercially reasonable efforts to cause the shelf registration statement to be declared effective by the SEC within 180 days after the closing; and

       - we will use commercially reasonable efforts to keep the shelf registration statement continuously effective, supplemented and amended under the Securities Act for, subject to certain exceptions specified in the registration rights agreement, at least two years following the date of the closing.

    We will be permitted to suspend use of the prospectus that is part of the shelf registration statement in circumstances relating to pending corporate developments and public filings with the SEC and other events, if:

       - we fail to file the shelf registration statement required by the registration rights agreement on or before 90 days after the closing,

       - the shelf registration statement is not declared effective by the SEC on or prior to 180 days after the closing, or

       - the shelf registration statement is effective but thereafter ceases to be effective without being succeeded immediately by a post-effective amendment to the shelf registration statement that cures the failure and that is itself immediately declared effective, subject to certain exceptions, each event referred to in the above bullets as a "registration default," then we will pay special interest to each holder of notes or common stock issued upon conversion of the notes which are "transfer restricted securities" under the registration rights agreement an amount equal to an increase in the annual interest on the notes of 0.5% until all registration defaults have been cured. All accrued special interest will be paid by us on each subsequent interest payment date in cash. The payment will be made by wire transfer of immediately available funds or by one or more federal funds checks and to holders of certificated notes, if any, by wire transfer to the accounts specified by them, to the extent permitted under the indenture, or by mailing checks to their registered addresses if no accounts have been specified by them. Following the cure of all registration defaults, the interest rate on the affected notes will be reduced to the original interest rate on these notes. However, if a different registration default occurs subsequent to the reduction, the interest rate will again be increased pursuant to the above provisions.

    Holders that wish to have their notes or underlying common stock included in the registration statement:

       - will be required to deliver information to be used in connection with the shelf registration statement; and

       - will be required to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement.

    We will:

       - provide to each registered holder of notes or the underlying common stock copies of the prospectus;

       - notify each holder when the shelf registration statement for the notes or the underlying common stock has become effective; and

       - take such other actions as required to permit unrestricted resales of the notes or underlying common stock.

    A holder of the notes or the underlying common stock that sells the securities pursuant to a shelf registration statement generally will be:

       - required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers;

       - subject to certain of the civil liability provisions under the Securities Act in connection with the sales; and

       - bound by the provisions of the registration rights agreement which are applicable to the holder, including indemnification and contribution rights and obligations.

    Upon the initial sale of notes or common stock issued upon conversion of the notes, each selling holder will be required to deliver a notice of the sale to the trustee and us. The notice will:

       - identify the sale as a transfer pursuant to the shelf registration statement;

       - certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with; and

       - certify that the selling holder and the aggregate principal amount of securities owned by the holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.

GOVERNING LAW

    The notes and the indenture are governed exclusively by and construed in accordance with the laws of the State of New York without giving effect to applicable principles of conflicts of laws to the extent that the application of the law of another jurisdiction would be required thereby.

                     DESCRIPTION OF PEREGRINE CAPITAL STOCK

GENERAL

    We are authorized to issue 500,000,000 shares of our common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value.

    The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and bylaws and by the provisions of applicable Delaware law.

    Our amended and restated certificate of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of us unless the takeover or change in control is approved by our board of directors.

COMMON STOCK

    Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of our common stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. In that event, the holders of the remaining shares will not be able to elect any directors.

    Holders of our common stock are entitled to receive the dividends as may be declared from time to time by our board out of funds legally available for distribution, subject to the terms of any existing or future agreements between us and our debtholders. We have never declared or paid cash dividends on our capital stock, expect to retain future earnings, if any, for use in our operations and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future. In the event of the liquidation, dissolution or winding up of Peregrine, the holders of our common stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of our preferred stock then outstanding.

PREFERRED STOCK

    We are authorized to issue 5,000,000 shares of undesignated preferred stock. Our board has the authority to issue our preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of the series, without any further vote or action by our stockholders. The issuance of our preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the market price of, and the voting and the other rights of, the holders of our common stock. The issuance of our preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. We have no current plans to issue any shares of our preferred stock.

WARRANTS

    As of the date of this prospectus, we currently have outstanding warrants to purchase a total of 29,025 shares of our common stock at a price of $10.15 per share. All outstanding warrants were originally issued by Harbinger in April 1996, and were assumed by us in June 2000 in connection with our acquisition of Harbinger. The exercise price of the warrants may be paid with cash or check. In addition, we may allow the warrants to be exercised pursuant to a net issuance exercise whereby the holder will surrender a sufficient number of shares otherwise issuable upon exercise to pay the aggregate exercise price for the number of shares being purchased. The warrants will expire if not exercised before April 2001. The number of shares subject to each warrant and the purchase price per share will be adjusted in the event of certain changes in our capitalization, such as our reorganization, consolidation, merger or recapitalization. The warrants do not provide the holders with any rights that would require us to register either the warrants or the shares issuable upon exercise of the warrants.

ANTITAKEOVER EFFECTS OF PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS

    Our amended and restated certificate of incorporation provides that all stockholder actions must be effected at a duly called annual or special meeting and may not be effected by written consent. Our bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our board of directors, the chairman of our board of directors, our Chief Executive Officer or stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at the meeting. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring the business before the meeting.

    The foregoing provisions of our amended and restated certificate of incorporation and bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions which may involve an actual or threatened change of control of us. The provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of us. The provisions are also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for our shares and, consequently, may also inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in our management.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the securities is ChaseMellon Shareholder Services, LLC. ChaseMellon's address is 400 South Hope Street, Fourth Floor, Los Angeles, California 90071, and its telephone number is
(213) 553-9700.

THE NASDAQ STOCK MARKET

    Our shares are listed on the Nasdaq National Market under the symbol "PRGN."

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    This Section summarizes some of the U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service (IRS) might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below. The summary generally applies only to holders that purchase notes in the initial offering at their issue price and hold the notes or common stock as "capital assets" (generally, for investment). The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effect of the federal estate and gift tax laws or the effects of any applicable foreign, state, or local laws.

    INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

TAXATION OF INTEREST

    Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

    A holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder's tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder's capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of individual taxpayers are generally taxed at a maximum rate of 20 percent. The deductibility of capital losses is subject to limitation.

CONVERSION OF THE NOTES

    A holder generally will not recognize any income, gain or loss on converting a note into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder's aggregate basis in the common stock will equal his adjusted basis in the note. The holder's holding period for the stock will include the period during which he held the note.

DIVIDENDS

    If, after a holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder's investment, up to the holder's basis in its common stock. Any remaining excess will be treated as capital gain. If the holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received.

    The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows noteholders to receive more shares of common stock on conversion may increase the noteholders' proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a dividend in the form of our stock. The constructive stock dividend could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion price is adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion price that allow noteholders to receive more stock on conversion, however, increase the noteholders' proportionate interests in the company. For instance, a change in conversion price could simply prevent the dilution of the noteholders' interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders' interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

SALE OF COMMON STOCK

    A holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of individual taxpayers are generally taxed at a maximum rate of 20 percent. The deductibility of capital losses is subject to limitation.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax at a 31 percent rate from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The information reporting and backup withholding rules do not apply to payments to corporations.

    Payments of interest or dividends to individual holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number.

    Payments made to holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

    Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

    THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                            SELLING SECURITYHOLDERS

    We originally issued the notes in a private placement in November 2000 and December 2000. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

    The following table contains information as of February 6, 2001, with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling security holders that may be offered using this prospectus.


                                            PRINCIPAL
                                            AMOUNT AT
                                           MATURITY OF                     NUMBER OF
                                              NOTES                        SHARES OF
                                           BENEFICIALLY   PERCENTAGE OF   COMMON STOCK   PERCENTAGE OF
                                            OWNED THAT        NOTES       THAT MAY BE     COMMON STOCK
NAME                                       MAY BE SOLD     OUTSTANDING      SOLD(1)      OUTSTANDING(2)
----                                       ------------   -------------   ------------   --------------
AAM/Zazove Institutional Income Fund
  L.P....................................    1,200,000    *                    48,000    *
AIG/National Union fire Insurance........      675,000    *                    27,000    *
Allstate Insurance Company...............    1,300,000    *                    52,000    *
Allstate Life Insurance Company..........      270,000    *                    10,800    *
Alpine Associates........................    7,550,000    2.8%                302,000    *
Alpine Partners, L.P.....................    1,250,000    *                    50,000    *
AmSouth Bank, Custodian for AmSouth
  Equity Income Fund.....................    2,900,000    1.1%                116,000    *
AmSouth Bank, Custodian for AmSouth
  Variable Income Fund...................    1,470,000    *                    58,800    *
Arbitex Master Fund, L.P.................    8,300,000    3.1%                332,000    *
Argent Classic Convertible Arbitrage Fund
  (Bermuda) Ltd..........................    3,700,000    1.4%                148,000    *
Argent Classic Convertible Arbitrage Fund
  L.P....................................    2,000,000    *                    80,000    *
Argent Convertible Arbitrage Fund Ltd....    2,000,000    *                    80,000    *
Ariston Convertible Arbitrage Fund Ltd.         25,000     *                    1,000       *
Arkansas PERS............................      625,000    *                    25,000    *
Banc of America Securities LLC(3)........    2,473,000    *                    98,920    *
Bancroft Convertible Fund, Inc...........      500,000    *                    20,000    *
Bank One Trust Company, N.A..............      143,000    *                     5,720    *
Bankers Trust Company, Trustee for
  DaimlerChrysler Corp EMP #1 Pension
  Plan DTD 4/1/89........................    5,185,000    1.9%                207,400    *
BBT Fund, L.P............................    7,500,000    2.8%                300,000    *
BNP CooperNeff Convertible Strategies
  Fund, L.P..............................      285,000    *                    11,400    *
BNP Paribas Equity Strategies, SNC.......    3,415,000    1.3%                136,600    *
Boilermakers Blacksmith Pension Trust....      925,000    *                    37,000    *
Boulder II Limited.......................    3,500,000    1.3%                140,000    *
BP Amoco PLC. Master Trust...............    1,089,000    *                    43,560    *
BT Opportunity...........................    3,500,000    1.3%                140,000    *
BTS Strategy.............................    1,500,000    *                    60,000    *
Canseco Fund Group--Convertible
  Securities Fund........................      750,000    *                    30,000    *
Canyon Capital Arbitrage Master Fund
  LTD....................................    3,000,000    1.1%                120,000    *
Canyon Value Realization (Cayman) Ltd....   15,000,000    5.6%                600,000    *

                                            PRINCIPAL
                                            AMOUNT AT
                                           MATURITY OF                     NUMBER OF
                                              NOTES                        SHARES OF
                                           BENEFICIALLY   PERCENTAGE OF   COMMON STOCK   PERCENTAGE OF
                                            OWNED THAT        NOTES       THAT MAY BE     COMMON STOCK
NAME                                       MAY BE SOLD     OUTSTANDING      SOLD(1)      OUTSTANDING(2)
----                                       ------------   -------------   ------------   --------------
Chase Manhattan International............   26,000,000    9.6%              1,040,000    *
CIBC World Markets.......................   10,250,000    3.8%                410,000    *
Deam Convertible Arbitrage Fund..........    2,250,000    *                    90,000    *
Delaware PERS............................      975,000    *                    39,000    *
Deutsche Banc Alex Brown Inc.............   11,575,000    4.3%                463,000    *
Ellsworth Convertible Growth and Income
  Fund, Inc..............................      500,000    *                    20,000    *
Evergreen Equity Income Fund.............    7,000,000    2.6%                280,000    *
Federated Equity Income Fund, Inc........   21,615,000    8.0%                864,600    *
Federated Insurance Series, on behalf of
  Federated Equity Income Fund II........      705,000    *                    28,200    *
Fifth Third Bank.........................      400,000    *                    16,000    *
Franklin and Marshall College............      330,000    *                    13,200    *
F.R. Convt Sec Fn........................      100,000    *                     4,000    *
HFR Master Fund, LTD.....................      120,000    *                     4,800    *
HighBridge International LLC.............   13,000,000    4.8%                520,000    *
Hotel Union & Hotel Industry of Hawaii...      465,000    *                    18,600    *
ICI American Holdings Trust..............      535,000    *                    21,400    *
Island Holdings..........................       40,000    *                     1,600    *
ITG, Inc.................................       97,000    *                     3,880    *
Jefferies & Company Inc..................       10,000    *                       400    *
JMG Capital Partners, LP.................    5,300,000    2.0%                212,000    *
JMG Triton Offshore Fund, Ltd............    9,550,000    3.5%                382,000    *
KBC Financial Products USA...............    1,000,000    *                    40,000    *
Kentfield Trading, Ltd...................   13,808,000    5.1%                552,320    *
Lancer Securities Cayman LTD.............      550,000    *                    22,000    *
Lexington Vantage Fund...................       50,000    *                     2,000    *
Lipper Convertibles, L.P.................    8,500,000    3.1%                340,000    *
Lipper Offshore Convertibles, L.P........    1,500,000    *                    60,000    *
McMahan Securities Co. L.P...............    3,165,000    1.2%                126,600    *
Morgan Stanley & Co......................   10,000,000    3.7%                400,000    *
Museum of Fine Arts, Boston..............       20,000    *                       800    *
Nalco Chemical Company...................      225,000    *                     9,000    *
Nationwide Separate Account Trust, on
  behalf of its Nationwide Equity Income
  Fund...................................      400,000    *                    16,000    *
Navigator Asset Management LLC...........    3,000,000    1.1%                120,000    *
Nomura Securities International, Inc.....    3,000,000    1.1%                120,000    *
Ohio National Fund, Inc., on behalf of
  its Equity Income Portfolio............       80,000    *                     3,200    *
Onex Industrial Partners Limited.........    1,550,000    *                    62,000    *
Palladin Securities LLC..................      350,000    *                    14,000    *
Parker-Hannifin Corporation..............       40,000    *                     1,600    *
Pebble Capital Inc.......................      800,000    *                    32,000    *
Penn Treaty Network America Insurance
  Company................................      415,000    *                    16,600    *
PGEP III LLC.............................      350,000    *                    14,000    *

                                            PRINCIPAL
                                            AMOUNT AT
                                           MATURITY OF                     NUMBER OF
                                              NOTES                        SHARES OF
                                           BENEFICIALLY   PERCENTAGE OF   COMMON STOCK   PERCENTAGE OF
                                            OWNED THAT        NOTES       THAT MAY BE     COMMON STOCK
NAME                                       MAY BE SOLD     OUTSTANDING      SOLD(1)      OUTSTANDING(2)
----                                       ------------   -------------   ------------   --------------
Phep IV, LLC.............................      109,000    *                     4,360    *
Putnam Asset Allocation Funds--Balanced
  Portfolio..............................      180,000    *                     7,200    *
Putnam Asset Allocation
  Funds--Conservative Portfolio..........      100,000    *                     4,000    *
Putnam Convertible Income--Growth
  Trust..................................    1,500,000    *                    60,000    *
Putnam Convertible Opportunities and
  Income Trust...........................       60,000    *                     2,400    *
Salomon Brothers Asset
  Management, Inc........................   12,000,000    4.4%                480,000    *
San Diego County Employees Retirement
  Association............................    2,580,000    *                   103,200    *
SG Cowen Securities, Inc.................    2,000,000    *                    80,000    *
Silvercreek Limited Partnership..........    1,650,000    *                    66,000    *
Smithfield Trust Company.................       40,000    *                     1,600    *
Starvest Combined Portfolio..............      850,000    *                    34,000    *
State of Oregon--Equity..................    3,000,000    1.1%                120,000    *
Statestreet Bank Custodian for GE Pension
  Trust..................................    2,570,000    *                   102,800    *
Syngenta AG..............................      250,000    *                    10,000    *
TQA Master Fund LTD......................    2,950,000    1.1%                118,000    *
TQA Master Plus, LTD.....................    1,000,000    *                    40,000    *
University of Rochester..................       20,000    *                       800    *
Value Realization Fund, L.P..............   10,000,000    3.7%                400,000    *
Viacom, Inc. Pension Plan Master Trust...       65,000    *                     2,600    *
Zeneca Holdings Trust....................      250,000    *                    10,000    *
Zurich Institutional Benchmarks Master
  Fund LTD...............................      100,000    *                     4,000    *
Any other holder of notes or future
  transferee, pledgee, donee or successor
  of any holder(4)(5)....................


------------------------


*   Less than 1%.



(1) Assumes conversion of all of the holder's notes at a conversion price of $25.00 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes--Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.



(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 148,620,098 shares of common stock outstanding as of December 31, 2000. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.



(3) In November, 2000, Banc of America Securities LLC acted as lead manager of our offering of 5 1/2% convertible subordinated notes due 2007.



(4) Information about other selling security holders will be set forth in prospectus supplements, if required.

(5) Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.


    We prepared this table based on the information supplied to us by the selling securityholders named in the table.

    The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements.

    Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

    We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

       - directly by the selling securityholders; or

       - directly by donees and pledgees who received such notes or common stock from a selling security holder named in this prospectus; or

       - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

    The selling securityholders and any broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

    If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

    The notes and underlying common stock may be sold in one or more transactions at:

       - fixed prices;

       - prevailing market prices at the time of sale;

       - varying prices determined at the time of sale; or

       - negotiated prices.

    These sales may be effected in transactions:

       - on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

       - in the over-the-counter market;

       - in transactions otherwise than on the exchanges or services or in the over-the-counter market; or

       - through the writing of options.

    These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

    In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

    To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

    Our common stock trades on the Nasdaq National Market under the symbol "PRGN." We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. As a result, no assurance can be given as to the development of liquidity or any trading market for the notes.

    We cannot assure you any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

    The selling securityholders and any other person participating in the distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

    Pursuant to the registration rights agreement filed as an exhibit to this registration statement of which this prospectus forms a part, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

    We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

    The validity of the issuance of Peregrine's securities offered by this prospectus has been passed upon for Peregrine by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements of Peregrine Systems, Inc. for each of the three years in the period ended March 31, 2000, the consolidated financial statements of Telco Research Corporation Limited as of January 31, 2000 and December 31, 1998 and for the thirteen months ended January 31, 2000 and the year ended December 31, 1998 and the financial statements of Telco Research Corporation as of December 31, 1997 and 1996 and for the years then ended, incorporated by reference in this prospectus and the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

    The audited consolidated financial statements of Harbinger Corporation as of December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998 and 1997, incorporated by reference in this prospectus and the registration statement, have been audited by KPMG LLP, independent auditors, as indicated in their report thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

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